FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of March, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG REPORTS FINAL 2003 CONSOLIDATED RESULTS

2003 Net Loss of 10.4 million Euros after Non Recurring Items
2003 Net profit of 2.3 million Euros before Non Recurring Items
Q4 2003 Net Profit of 14.1 million Euros
Backlog Increase

March 11, 2004

CGG (SRD: 0000120164; NYSE: GGY) published today its audited results for the fiscal year 2003.

	Consolidated Statement of Earnings		(French GAAP)
(in million Euros)
Year ended December 31	2003	2002	Q4 2003	Q4 2002

			(Unaudited)
Operating revenues	612.4	700.7	157.8	210.6
Operating profit (loss) before NRI	21.7	54.5	12.9	20.0
Non Recurring Items	(11.1)	7.1	3.0	7.1
Operating profit (loss) after NRI	10.6	61.6	15.9	27.1
Income from equity investments	6.5	6.4	0.7	2.6
Net interest expenses	(21.0)	(32.6)	(5.2)	(9.8)
Exchange gains (losses)	4.6	7.9	(0.8)	2.3
Income taxes	(3.1)	(17.4)	5.3	(6.4)
Goodwill amortization	(7.7)	(6.3)	(1.5)	(1.5)
Minority interest	(0.3)	(2.2)	(0.3)	(1.3)
Net income	(10.4)	17.4	14.1	13.0

Earnings per share in Euros	(0.89)	1.49	1.21	1.11
Average number of shares	11.680.718	11.680.718	11.680.718	11.680.718

Revenues

Total revenues for the year 2003 were 612 million Euros (US$ 689 million) down 13% in Euros and up 4% in US$ compared to 701 million Euros (US$ 665 million) for 2002.

Total revenues for the fourth quarter 2003 were 158 million Euros (US$ 186), down 25% in Euros and 13% in US$ compared to 2002 (211 million Euros, US$ 213 million).

Revenues per segment

Total 2003 revenues for Geophysical Services were 413 million Euros (US$ 464 million), down 19% in Euros and 4% in US$ compared to 2002 (508 million Euros, US$ 483 million).

For the fourth quarter 2003, Geophysical Services revenues were 97 million Euros (US$ 114 million), down 36% in Euros and down 25% in US$ compared to the same period in 2002 (151 million Euros, US$ 153 million).

For the year ended December 31, 2003 Sercel’s Geophysical equipment total sales were 217 million Euros (US$ 245 million), down 17% in Euros and stable in US$ compared to 262 million Euros (US$ 247 million) for 2002. For the year ended December 31, 2003 Sercel’s Geophysical equipment external sales were 199 million Euros (US$ 226 million) up 3% in Euros and 24% in US$ compared to 193 million Euros (US$ 182 million) in 2002.

For the fourth quarter 2003, Sercel’s Geophysical equipment total sales were 65 million Euros (US$ 77 million), up 5% in Euros and 22% in US$ compared to 62 million Euros (US$ 63 million) for the fourth quarter 2002.

Operating Result

The CGG operating profit for 2003 was 10.6 million Euros compared to 61.6 million Euros in 2002.

The CGG operating profit before NRI for 2003 was 21.7 million Euros.

The CGG operating profit for the fourth quarter 2003 was 15.9 million Euros compared to 27.1 million Euros for the fourth quarter 2002.

Operating loss for Geophysical Services in 2003 was 29.8 million Euros, including particularly a 17.7 million Euros provision for land restructuring, compared to an operating profit of 27.4 million Euros in 2002.

Operating profit for Sercel in 2003, which represented 19.7% of revenues, was 42.9 million Euros compared to an operating profit of 51.2 million Euros in 2002.

This decrease in the operating profitability of Geophysical Services results mainly from the unfavorable Euro/Dollar exchange rate impact, estimated at 20 million Euros, from operating losses in the land acquisition business and from lower exclusive marine acquisition prices. With 2003 revenues of 109 million Euros exceeding the investment of 105 million Euros, the multi-client sales exceeded the investments for the fourth consecutive year. Processing & Reservoir, in a market increasingly driven by technology and imaging capacity, has maintained its market share and global performance.

In the Geophysical Equipment market, which was overall stable in 2003 and characterized by strong demand for land equipment and extremely low demand for marine equipment, Sercel reinforced its market share, maintained a strong profitability with a 20% operating margin despite an unfavorable Euro/Dollar exchange rate impact estimated at 30 million Euros, and increased its commercial and technological portfolio through acquisitions in China, Australia and France.

Segment Information

	2003	2002	Q4 2003	Q4 2002

Operating revenues
Services	414.4	508.4	96.7	151.1
Products	216.9	262.4	64.9	61.9
Elimination	(18.9)	(70.1)	(3.8)	(2.4)
Total	612.4	700.7	157.8	210.6

Operating profit (loss)
Services before NRI	(18.7)	20.3	(1.7)	7.2
Services after NRI	(29.8)	27.4	2.3	14.3
Products	42.9	51.2	12.5	15.1
Corporate	(11.4)	(13.2)	(3.4)	(4.7)
Elimination	8.9	(3.8)	4.5	2.4
Total	10.6	61.6	15.9	27.1

Land acquisition restructuring

The land acquisition restructuring program initiated during the third quarter 2003 was fully implemented and completed by the end of 2003. A number of international representation offices were closed and 247 people left the company. This restructuring plan will save approximately 30 million Euros of fixed costs on a yearly basis, with full effect in the second half of 2004. A 19.3 million Euros charge has been booked in the 2003 accounts, split into 0.9 million Euros for restructuring, 11.8 million Euros for provisions and risks and 6.6 million Euros for depreciation of assets, of which 1.6 million Euros have been booked as goodwill depreciation. The associated cash disbursement will take place the first quarter of 2004.

EBITDA

Adjusted EBITDA in 2003 was 162 million Euros, down 23% compared to 210 million Euros in 2002 and represented 26% of revenues.

At December 31st	2003	2002	Q4 2003	Q4 2002

Adjusted EBITDA	162.3	210.1	39.6	63.1
Cash flow from operations*	185.7	219.0	46.3	86.5
Capital expenditure	(44.4)	(130.6)	(18.3)	(17.2)
Investment in library	(109.7)	(130.1)	(17.7)	(30.9)

(*)	after change in working capital & proceeds of sale of US land library

Net Result

Net profit for 2003 before NRI was 2.3 million Euros.

The net result for 2003 is a loss of 10.4 million Euros compared to a net profit of 17.4 million Euros in 2002.

The net profit for the fourth quarter 2003 was 14.1 million Euros compared to 13.0 million Euros in 2002

	2003	2002	Q4 2003	Q4 2002

Net Result	(10.4)	17.4	14.1	13.0
Earnings per share in Euro	(0.89)	1.49	1.21	1.11
Average number of shares	11.680.718	11.680.718	11.680.718	11.680.718

Shareholder Equity and Net debt

At December 31st 2003, net debt stood at 139 million Euros. The gearing ratio of the CGG Group at the end of 2003 represented 35% of the equity of 397 million Euros, a steady improvement compared to the 39% at the end of the third quarter 2003 and the 46% at the end of 2002.

	2003	2002

Shareholders’ equity	396.6	437.5
Net debt	139.2	201.7
Gearing ratio	35.1%	46.1%

Backlog

As of March 1st 2004, CGG’s total backlog stood at US$ 337 million, up 10% compared to 1st of November 2003 and up 16% compared to the same time last year.

Robert BRUNCK, chairman and CEO declared:

“While the market in 2003 continued to suffer from the combined effects of very slow demand and persistent overcapacity, CGG has further reduced its debt, has delivered positive earnings before exceptional items and preserved its technological leadership. The excellent Sercel earnings were responsible to a large extent for this performance, emphasizing once again the urgent need to see our Seismic Services operate in a radically different business model. Only a consolidation of our industry followed by a significant reduction in capacity, particularly in marine, will bring the changes needed to allow the actors of the industry to reach satisfactory level of return. This is the reasoning behind our stake in our competitor PGS. Beyond this strategic horizon, which should clarify itself one way or another in the near future, it seems that 2004 should see the start of a resumed growth in our markets. This is an encouraging trend in the context of an otherwise uncertain euro/dollar parity.”

Contacts :	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email: invrel@cgg.com		CGG’s website http://www.cgg.com/

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially. The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : March 11th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /